SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated December 5, 2012

Press Release dated December 5, 2012

Press Release dated December 14, 2012

Press Release dated December 16, 2012

Press Release dated December 21, 2012

Press Release dated December 21, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary’s Staff Office

Date: December 31, 2012

Eni: important new discoveries in Mozambique

  Discoveries made at Mamba South 2 and Coral 2 delineation wells add 6 trillion cubic feet (tcf) plus to the resources of Area 4.
  Full potential of Mamba Complex in Area 4 is estimated at 75 tcf of gas in place.

San Donato Milanese (Milan), December 5, 2012 - Eni announces new natural gas discoveries within the Mamba Complex, in Area 4, offshore Mozambique, at the Mamba South 2 and Coral 2 delineation wells, which are respectively the sixth and seventh wells drilled back to back in Area 4.

The new discoveries add 6 tcf of gas in place to Area 4, confirming at least 68 tcf of gas in place already discovered. The resources exclusively located in Area 4 are now estimated at about 23 tcf plus of gas in place and the full potential of Mamba Complex at 75 tcf of gas in place and will be assessed with the coming delineation wells.

Mamba South 2 was drilled in 1,918 meters of water and reached total depth of 4,300 meters. The well is located approximately 9 kilometers east of Mamba South 1 and approximately 50 kilometers off the Capo Delgado coast. The well encountered 60 meters of gas pay in high quality Oligocene reservoirs. The discovery proved the existence of hydraulic communication with the same reservoir of Mamba South 1. The well flowed lean gas with excellent test parameters which led to the estimation of a sustained production rate of 140 million standard cubic feet per day.

Coral 2 was drilled in 1,950 meters of water and reached a total depth of 4,725 meters. The well is located approximately 15 kilometers north west of Coral 1 and approximately 50 kilometers off the Capo Delgado coast. The well encountered 140 meters of gas pay in good quality Eocene reservoirs. The discovery proved the existence of hydraulic communication with the same reservoir of Coral 1. Eni is currently planning a production test in the Coral 2 discovery.

Eni plans to drill at least two further delineation wells back-to-back, Coral 3 and Mamba South 3, in order to assess the full potential of the Mamba Complex discoveries.

These last successes further strengthen the potential of Area 4 on which Eni is studying the development plans of this huge gas reserve base.

Eni is the operator of Area 4 with a 70% participating interest. The other partners of the joint venture are Galp Energia (10%), KOGAS (10%) and ENH (10%, carried through the exploration phase).

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni’s Board of Directors

San Donato Milanese (Milan), December 5, 2012 - Eni’s Extraordinary Board of Directors meeting, called by Eni’s Chairman Giuseppe Recchi, examined the information on the investigation by the Public Prosecution Office of Milan into the activities of Saipem in Algeria. In recent days Eni, in its capacity as a major shareholder in the company, sent the Chairman of Saipem its views regarding the investigation as well as urging Saipem Board of Directors to take immediate remedial actions in managing the situation.

Eni’s Board of Directors notes the decisions taken on the matter by Saipem Board of Directors, which was convened today, and the resignation of Saipem’s CEO and Deputy Chairman Pietro Franco Tali.

Umberto Vergine, following his appointment as the new CEO of Saipem, leaves his previous position as COO of the Gas & Power Division. Eni’s Board of Directors has appointed the Chief Executive Officer Paolo Scaroni as COO of the Gas & Power Division ad interim.

Alessandro Bernini, former CFO of Saipem until 2008, has resigned his position as the current CFO and charged with preparing a company's financial reports pursuant to Article 154-bis of Legislative Decree No. 58/1998 at Eni.

While Alessandro Bernini considers that his actions were right and proper, it is his view that Eni’s interests are better served by his resignation. The Board of Directors has noted his resignation, and thanks him for his consideration of the company's interests.

Massimo Mondazzi has today been appointed CFO at Eni and charged with preparing a company's financial reports pursuant to Article 154-bis of Legislative Decree No. 58/1998.

Massimo Mondazzi, formerly Director of Planning and Control, is currently Executive Vice President for Central Asia, Far East and Pacific Region of Eni E&P Division.

The curriculum vitae of Massimo Mondazzi is now available on eni.com.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Financial Calendar 2013

Review and announcement of 2013 financial results

San Donato Milanese (Milan), December 14, 2012 - Eni announces the dates for the publication of its 2013 financial results as approved by the Board of Directors and at the Shareholders’ Meeting:

Fourth quarter 2012 results and preliminary financial statements as at December 31, 2012 Dividend announcement for the 2012 financial year	Meeting of the Board of Directors	February 14, 2013
	Press release and conference call*	February 15, 2013
Consolidated financial statements as at December 31, 2012 and draft financial statements as at December 31, 2012 Dividend proposal for 2012	Meeting of the Board of Directors	March 14, 2013
	Press release and strategy presentation	March 14, 2013
First quarter 2013 results	Meeting of the Board of Directors	April 24, 2013
	Press release and conference call	April 24, 2013
Financial statements as at December 31, 2012	Ordinary Shareholders' Meeting	May 10, 2013 (single call)
	Press release	May 10, 2013

Second quarter 2013 results and interim financial report as at June 30, 2013 Interim dividend announcement for the financial year 2013	Meeting of the Board of Directors	July 31, 2013
	Press release and conference call*	August 1, 2013
Board resolution on 2013 interim dividend	Meeting of the Board of Directors	September 19, 2013
	Press release	September 19, 2013
Third quarter 2013 results	Meeting of the Board of Directors	October 29, 2013
	Press release and conference call*	October 30, 2013

_____________________

* Press Releases will be issued in the morning (non trading hours) and a conference call for the presentation of results to the financial community will be held in the afternoon.

The balance of the dividend for the 2012 financial year will be paid on May 23, 2013 (ex-dividend date: May 20, 2013; record date: May 22, 2013) and the interim dividend for the 2013 financial year will be paid on September 26, 2013 (ex-dividend date: September 23, 2013; record date: September 25, 2013).

Any amendments to the above calendar will be notified to the market.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Libyan Prime Minister Ali Zidan, Oil Minister Abdelbari al Arusi
and Eni’s CEO Paolo Scaroni meet in Tripoli

Tripoli, December 16, 2012 - Libyan Prime Minister Ali Zidan, the Libyan Minister of Petroleum Abdelbari al Arusi, and Eni’s CEO Paolo Scaroni, met today in Tripoli to discuss Eni's activities and future projects in the country.

During the meeting, which was held in an atmosphere of cordiality, Paolo Scaroni presented an investment plan worth $8 billion for the development of ongoing production and new exploration activities over the next 10 years.

The parties also discussed the Memorandum of Understanding for social sustainability, worth approximately $400 million, which will be finalized in the coming weeks. The common goal is to sign the Memorandum during Prime Minister Ali Zidan’s visit to Rome, scheduled for late January 2013.

The Prime Minister also asked whether Eni would be available to develop new projects in the downstream sector in conjunction with the new branch of the National Oil Corporation, which will be based in Benghazi.

Eni has been present in Libya since 1959 and is the largest international oil company operating in the country, responsible for approximately one third of the country’s total production and an equity production of approximately 80% of production before the revolution.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni signs Heads of Agreement with Anadarko for the development of common natural gas reservoirs in Mozambique

San Donato Milanese (Milan), December 21, 2012 - Eni has today signed a Heads of Agreement (HOA) with Anadarko Petroleum Corporation, establishing foundational principles for the coordinated development of common natural gas reservoirs in the offshore Mozambique.

The HOA will facilitate a development program whereby Eni and Anadarko will conduct separate yet coordinated offshore activities, spanning both Area 4, operated, by Eni and Area 1, operated by Anadarko.

Furthermore, the two companies will jointly plan and construct common onshore LNG liquefaction facilities in the Cabo Delgado Province of northern Mozambique.

Eni is the operator of Area 4 with a 70% participating interest. The other partners of the joint venture are GalpEnergia (10%), KOGAS (10%) and ENH (10%, carried through the exploration phase).

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Paolo Scaroni meets Rafael Ramírez

Caracas (Venezuela), December 21, 2012 - The Minister of Petroleum and Mines of Venezuela, Rafael Ramírez, and Eni’s CEO Paolo Scaroni, met today in Caracas to discuss joint activities and projects in the country.

During the meeting, which was held in a cordial atmosphere, the two parties discussed the development of the giant Perla field, one of the world's largest gas fields that has been discovered in recent years, and of Junín-5, which holds 35 billion barrels of heavy oil in place.

The offshore Perla field is located in the Cardón IV block in the Gulf of Venezuela, 50 kilometers from the shore in a water depth of 60 meters. The field was discovered at the end of 2009 and subsequently four successful appraisal and delineation wells have been drilled. The current estimated gas in place equals approximately 17 Trillion cubic feet (Tcf), or 3.1 billion barrels of oil equivalent. The meeting was focused on the progress of the activities development for which contracts to build platforms and laying pipelines in the sea are in progress of assignment.

Perla shareholders, following the entry of PDVSA in the project, will be Eni (32.5%), Repsol (32.5%) and PDVSA (35%).

The state of the operations of the Junín-5 field, which will begin production in early 2013, a year ahead of the date expected in the original first oil development plan, was also examined.

Furthermore, during the meeting the possibility of a further significant growth of Eni's presence in the country was discussed.

Eni has been present in Venezuela since 1998 through its participation in the development of the Junín-5 heavy oil block (PDVSA 60%, Eni 40%), located in the Faja of Orinoco, which holds 35 billion boe of certified oil in place. Junín -5 is jointly operated by two Mixed Enterprises: PetroJunín for the development and production, and PetroBicentenario for the construction of a refinery in the Jose Industrial Complex. Eni also holds a participating interest in Petrosucre, the Operating Company which runs the offshore Corocoro field (PDVSA 74%, Eni 26%), with net production of approximately 10,000 barrels of oil per day.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com